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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                PHARMAPRINT INC.
                                ----------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    716950100
                                 --------------
                                 (CUSIP Number)


                                January 15, 2001
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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                                  SCHEDULE 13G

--------------------------------         ---------------------------------------
CUSIP NO. 716950100                      PAGE 2 OF 4 PAGES
--------------------------------         ---------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             aaiPharma Inc. / 04-2687849
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
             (a) [  ]
             (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER

         NUMBER OF                   2,200,000
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6    SHARED VOTING POWER
         OWNED BY
           EACH                      None
         REPORTING           ---------------------------------------------------
          PERSON             7    SOLE DISPOSITIVE POWER
           WITH
                                     2,200,000
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                     None
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,200,000 shares of Common Stock
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.2%
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

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EXPLANATORY NOTE:

         The Filing Person received 2,200,000 shares of common stock of PharmaPrint Inc. (the "Issuer") in settlement of claims for payments due the Filing Person for services rendered to the Issuer.

Item 1(a)      Name of Issuer:
               --------------

               PharmaPrint Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               4701 Von Karman Avenue, Suite 201
               Newport Beach, California

Item 2(a)      Name of Filing Person:
               ---------------------

               aaiPharma Inc.

Item 2(b)      Business Mailing Address for Filing Person:
               ------------------------------------------

               2320 Scientific Park Drive
               Wilmington, North Carolina  28405

Item 2(c)      Citizenship:
               -----------

               State of Delaware

Item 2(d)      Title of Class of Securities
               ----------------------------

               Common Stock, $0.001 par value per share

Item 2(e)      CUSIP Number
               ------------

               716950100

Item 3         Not applicable.

Item 4.        Ownership:
               ---------

               (a)  Amount Beneficially Owned:  2,200,000 shares of Common
                    Stock.

               (b)  Percent of Class:  9.2%

               (c)  Number of shares to which such person has:

                   (i)   sole power to vote or to direct the vote:
                          2,200,000 shares of Common Stock

                   (ii)  shared power to vote or to direct the vote:
                          0 shares of Common Stock.

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                   (iii) sole power to dispose or to direct the disposition
                         of:
                          2,200,000 shares of Common Stock.

                   (iv) shared power to dispose or to direct the disposition of:
                          0 shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not applicable.

Item 9.        Notice of Dissolution of Group:
               ------------------------------

               Not applicable.

Item 10.       Certification:
               -------------

                        By signing below, I certify that, to the best of my
               knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

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                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2001


                                 AAIPHARMA INC.



                                 /s/ Gregory S. Bentley
                                 --------------------------------------------
                                 Gregory S. Bentley, Executive Vice President